ProLogis
4545 Airport Way
Denver, CO 80239
June 29, 2007
VIA EDGAR
Daniel Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	ProLogis Form 10-K for the year ended December 31, 2006 Filed 02/28/07 File No. 001-12846
Dear Mr. Gordon:
     We are writing in response to your letter dated June 15, 2007, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2006 of ProLogis (the “Company”). We have carefully considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.
Consolidated Statements of Earnings, page 65
1.	During our review of your 2002 10-K we noted presentation issues with the consolidated statements of earnings. One of the issues was related to how you presented CDFS property sales and their related costs. Due to the fact that the sales of land parcels and developed properties were considered a major part of your business strategy we did not object to you presenting this item as part of operating income, but not as part of operating revenue. Accordingly, please revise your consolidated statements of earnings.
     By letter to the Staff dated March 18, 2004, the Company stated that in future filings it would “present the net gains from the dispositions of properties in the CDFS business segment, including sales of land parcels, as a separate component of operating income in our consolidated statement of earnings, but not as a part of revenues. This presentation will separately present the sales proceeds and the cost of sales.” The Company continued with this method of presentation until it filed its Annual Report on Form 10-K for the year ended December 31, 2005.
     In September 2005, the Company completed a merger whereby Catellus Development Corporation (“Catellus”) merged into a subsidiary of the Company (the “Catellus Merger”). In connection with the Catellus Merger, the CDFS business segment became an even larger part of the Company’s business. Following the Catellus Merger, the Company reviewed its accounting treatment and method of presentation of revenues and expenses from the CDFS business segment. In connection therewith, the Company reviewed the applicable accounting literature as well as Staff comments on this subject that had previously been issued to the Company and to Catellus and decided to revise the method of presentation of revenues and expenses from the CDFS business segment.
     As part of our internal review, we noted that as part of the Staff’s comment process with Catellus in connection with its 2003 restructuring, Catellus agreed with the Staff to revise its method of presentation and present property sales revenues as part of its revenues and the related cost of sales as part of its costs and expenses in its Consolidated Statements of Operations. We also noted that in the correspondence between the Staff and the Company in late 2003 and early 2004 on this subject, the discussion focused on the Company’s presentation of a net figure for the CDFS business in revenues, as well as the inclusion of these net gains as a component of operating income. The Company proposed the previous presentation of gross revenues and cost of sales as a separate component of operating income at that time. Finally, we noted that Item 5-03.1 of Regulation S-X requires that (a) net sales of tangible products; (b) operating revenues; (c) income from rentals; (d) revenues from services; and (e) other revenues be separately stated as part of net sales and gross revenue; and that Item 5-03.2 requires that (a) cost of tangible goods sold; (b) operating expenses; (c) expenses attributable to rental income; (d) cost of services; and (e) expenses attributable to other revenues be separately stated as part of the costs and expenses applicable to sales and revenues.
     Based on our review, we determined that the current presentation was the better presentation of revenues and expenses from the CDFS business, that the current presentation was appropriate and that it was more meaningful to investors as it more accurately reflects the contributions of the CDFS business to our operating revenues and expenses.
Note 4 — Unconsolidated Investees
CDFS Joint Ventures and Other Unconsolidated Investees, page 83
2.	You disclose that included in your earnings from CDFS joint ventures in North America for 2006 is income of $35 million representing your proportionate share of the earnings of the LAAFB JV. You note that the LAAFB JV was formed to redevelop a US Air Force base in Los Angeles, California in exchange for land parcels and certain rights to receive tax increment financing proceeds over a period of time. Furthermore on page 10 of Exhibit 99.2 of your 8-K dated September 20, 2005 which includes the audited financial statements of Catellus Development Corporation, it is disclosed that this JV was formed in January 2003 to initially develop a new 545,000 square foot office park for the LA Air Force Base, convey that property to the US Air Force in exchange for three parcels of land totaling 56 acres and other consideration, and finally either sell or develop for sale the three parcels. Please provide us with more details regarding this arrangement including the following:
•	Your ownership interest in the JV

•	The accounting treatment of the exchange of property (the office park for the three parcels of land)

•	Whether the three land parcels have been sold or developed

•	The terms of the agreement allowing you to receive tax increment financing proceeds over a period of time and whether or not any of these proceeds have been received
     As noted, the LAAFB JV was formed to develop an office park for the US Air Force in exchange for three parcels of land and certain rights to receive tax increment financing from the city of Hawthorne, California. Our ownership interest in this joint venture is 50%. Prior to September 15, 2005, the date of the Catellus Merger and our ownership in the LAAFB JV, two of the land parcels were sold to third parties.
     In April 2006, the LAAFB JV exchanged the office park, which was developed on the third parcel of land and which consisted of two newly developed office buildings, for a different parcel of land owned by the US Air Force. This transaction was accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 153 whereby the gain recognized by the LAAFB JV was estimated by utilizing the fair value of the consideration received, including the land and the rights to receive tax increment financing (“TIF”), in excess of the costs of the office park. The parcel of land received by the LAAFB JV in the exchange was subsequently sold to a third party in September 2006 for cash.
     In connection with the exchange in April 2006, the LAAFB JV received the right to receive TIF proceeds of approximately $30 million over a period of time, which was a specified portion of proceeds from the expected sale of bonds by the city of Hawthorne. In August 2006, the city of Hawthorne decided to pay-off the future TIF amounts early in an amount of $31.8 million. Upon payment, the LAAFB JV recognized an additional gain of $13.1 million based on the amount by which the negotiated settlement exceeded the related amounts that had been previously recorded. Following the sale of the land parcel and the settlement of the TIF, the LAAFB JV does not have any significant operations remaining.
3.	You disclose that you invested in an entity in China in September 2006 and that you present this entity on a consolidated basis. You also disclose that this entity has an investment interest in an entity that primarily owns and develops retail properties and is accounted for under the equity method of accounting. You may also be required to invest up to $42.2 million of additional equity based on the attainment of certain performance criteria. In addition, you have a commitment to provide a financial guarantee for up to $76.9 million at December 31, 2006. Please tell us your ownership percentage in this equity investee. Furthermore, it appears to us that this entity may be a variable interest entity since your commitment to provide a financial guarantee indicates that the equity investments may not be sufficient. Please provide us with your detailed analysis of this entity under paragraph 5 of FIN 46(R); additionally, if this fund is deemed to be a variable interest entity, please provide us with your primary beneficiary analysis as well.
     We own a 60% interest in Shenzhen Yuan Sheng Li Investment Co., Ltd (“YSL”), that we consolidate, and YSL owns a 50% investment in Szitic Commercial Property (“Szitic”). We evaluated our interest in Szitic to determine if any of the conditions of paragraph 5 of FIN 46(R) were present, and if Szitic was a variable interest entity. Based on our evaluation of the paragraph 5 conditions, which included quantitative and qualitative measures, we determined that Szitic’s total equity investment at risk was not sufficient to permit the entity to finance its activities without additional financial support, specifically financial guarantees or equity investment. As such, we concluded that Szitic was a variable interest entity.
     As a result of our conclusion above, we performed an analysis to assess the primary beneficiary and concluded that one of the three Szitic joint venture partners, Shenzhen International Trust & Investment Co. (“Shenzhen International”) who owns approximately 45% and is not related to the Company, is exposed to the majority of the expected losses and expected residual returns of this entity through the following activities (all amounts were as of November 30, 2006):
•	Shenzhen International has issued all outstanding debt guarantees of approximately $250 million.

•	Shenzhen International receives debt guarantee fees based on the level of outstanding guarantees.

•	Shenzhen International advanced loans to Szitic (approximately $6 million) and these loans expose them to additional risk of loss and they receive interest on these outstanding loans.

•	Szitic has loaned approximately $23 million to Shenzhen International and $5 million to entities controlled by Shenzhen International.
As Shenzhen International is subject to the majority of the expected losses and expected residual returns of the variable interest entity, we concluded that Shenzhen International is the primary beneficiary of the variable interest entity.
4.	You disclose that your investments in and advances to these entities include a 66.67% interest in an entity that owns and operates office properties. It appears that you control this entity through your voting majority of the stock. Please tell us your basis for accounting for this 66.67% interest using the equity method.
     In our analysis of this entity, which had total assets of approximately $13 million as of December 31, 2006, we concluded that it was not a variable interest entity and, therefore, looked to the voting rights to determine the appropriate accounting treatment. All significant operating decisions, including the review and approval of the annual budget; the review and approval of capital decisions; the approval of borrowings, acquisitions and dispositions, shall be made by a unanimous vote. Due to the voting rights that we and our partner have, we concluded that we do not control this entity and, therefore, account for this joint venture using the equity method.
Note 5 — Long-Term Compensation
Full Value Awards
Dividend Equivalent Units, page 85
5.	We note that upon the adoption of SFAS 123(R) you now treat the DEUs as dividends which are charged to retained earnings rather than recognizing the value of the DEUs issued as compensation expense. Please tell us if your employees are required to return the DEUs received if they forfeit their awards. If not, please confirm to us that you estimate the DEUs paid that are not expected to vest and that you recognize those DEUs as additional compensation cost. For reference, please see paragraph A37 of SFAS 123(R).
     Dividend Equivalent Units (“DEUs”) related to restricted share units, contingent performance shares and performance share awards are not earned or distributed to our employees until the underlying award is vested. As a result, DEUs associated with the underlying awards that do not vest are not earned by the employee and the employee does not receive them. If the underlying award is forfeited, the corresponding DEU is forfeited as well.
Note 6 — Minority Interest, page 88
6.	You disclose that certain properties owned by the consolidated partnerships cannot be sold, prior to the occurrence of certain events, without the consent of the limited partners, other than in tax-deferred exchanges. It appears that these rights of the limited partners are participating rights. In that regard, please tell us how you considered these rights when determining that it is appropriate to consolidate these partnerships rather than using the equity method of accounting. For reference, please see EITF 04-5.
     ProLogis Limited Partnership — I, which had total assets before depreciation of approximately $233 million as of December 31, 2006, is the only partnership that is subject to the occurrence of the events described above. As the sole general partner of this limited partnership, we are presumed to control it pursuant to paragraph 6 of EITF 04-5. There are no factors that would overcome this presumption of control. In particular, the limited partners do not have the ability to dissolve the partnership or otherwise remove the general partner without cause. We have also concluded that the rights of the limited partners are not participating rights, but rather are protective rights. This is due to the fact that this entity does not sell assets in the ordinary course of its business and to date no asset sales have occurred. These protective rights are designed solely to protect the tax status of the limited partners.

* * * * *
     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person.
     Please contact the undersigned at (303) 567-5344 or Jeffrey S. Finnin at (303) 567-5212 if you have any questions or require additional information.
     Sincerely,
     /s/ William E. Sullivan
     William E. Sullivan
     Chief Financial Officer